WOODSIDE

AUSTRALIAN ENERGY

03 NOV 26 AM 7:21

03037688

11 November 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania PSC-B, Block 4 (Chinguetti-4-5), lodged with the Australian Stock Exchange on 11 November 2003;
- JPDA 03-01 (Kuda Tasi-2), lodged with the Australian Stock Exchange on 11 November 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

dlw 11/26

11 November 2003

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Block 4
Chinguetti-4-5

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that the Chinguetti-4-5 combined appraisal and early development well has been successfully suspended as a potential oil production well.

Since the last report, the production test string was recovered to surface, the well was suspended and the Jack Ryan drillship was released on 8 November 2003.

Participants in the Area B PSC are as follows:	**Area B (Chinguetti)**
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited	6.0%
Roc Oil (Mauritania) Company	2.4%

ANTHONY NIARDONE
Assistant Company Secretary

11 November 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

JPDA 03-01
Kuda Tasi-2

Woodside Petroleum Ltd., Operator of the JPDA 03-01 Joint Venture, located in the Timor Sea, reports that on 11 November 2003 the Kuda Tasi-2 appraisal well was being prepared for flow testing.

Since the last report, a 7 inch liner has been run and cemented in place. Preliminary wire line log analysis indicates that a gross 35 metre oil column has been intersected.

Woodside's interest in JPDA 03-01 is 40%. The other participants are Inpex Timor Sea Ltd (35%) and Santos (JPDA 03-01) Pty Ltd (25%).

ANTHONY NIARDONE
Assistant Company Secretary